Filed by US LEC Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Commission File No.: 0-24061

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp. (“US LEC”), PAETEC Corp. (“PAETEC”), WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC (“New PAETEC”), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of New PAETEC and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of New PAETEC.

US LEC

Moderator: Lyle Patrick

08-14-06/9:00 am CT

Confirmation #4572930

US LEC

Moderator: Lyle Patrick

August 14, 2006

9:00 am CT

Operator:	Good morning. My name is (Whitney) and I will be your conference operator today. At this time I would like to welcome everyone to the US LEC Second Quarter 2006 Earnings Call.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question/answer session. If you would like to ask a question during this time simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press star then the number 2 on your telephone keypad. Thank you.

I will now turn the call over to Mr. Patrick. Sir, your may begin your conference.

Lyle Patrick:

Thank you. Good morning and welcome to US LEC’s Conference Call for Investors and Analysts. I’m Lyle Patrick, CFO of US LEC. As most of you listening right now are aware, in addition to releasing Second Quarter results, US LEC also announced that it had signed a definitive merger agreement with PAETEC. We will be covering both earnings and the merger announcement on today’s call.

US LEC

Moderator: Lyle Patrick

08-14-06/9:00 am CT

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With me today to discuss earnings are Aaron Cowell, President and CEO; Amy Radke, Vice President and Controller; Tom Gooley, Vice President and Treasurer, and Jeff Blackey, SVP of Marketing and Business Development. Also with me to discuss the transaction are: Rick Aab, Chairman of US LEC, Arunas Chesonis, Chairman, President and Chief Executive Offices of PAETEC; and Keith Wilson, CFO of PAETEC.

First – Aaron and I will quickly take you through our earnings and we will turn the call over to Rick Aab for an introductory discussion about the transaction. Following Rick, Arunas and Keith will discuss the strategic rationale and the financial benefits of the transaction. Both Press Releases can be found on our Website. But before we begin our formal remarks I would like to review the Safe Harbor Provision.

During the course of this Conference Call we may make estimates, projections or other forward-looking statements regarding our business and our financial performance. These forward-looking statements are subject to uncertainties and risks that could cause actual results to differ materially from these forward-looking statements. These uncertainties and risks are summarized in the caution regarding forward-looking statements and risk factors sections and elsewhere in the company’s annual report on Form 10-K for the period end of December 31, 2005 and in other reports that we file with the SEC.

In addition, we may use Non-GAAP terms; such as, gross margin, cash flow, free cash flow, EBITDA and adjusted EBITDA, as part of the analytical explanations of our results. Unless identified otherwise all customers’ statistics and information other than customer revenue refer only to business class customers. In computing business class customers, customers only

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purchasing dial-up Internet access, shared hosting and consumer VoIP are excluded.

Also in accordance with SEC requirements, I would like to note that New PAETEC will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC as well as other relevant documents concerning the proposed transaction.

Investors and Security Holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about New PAETEC, PAETEC, US LEC and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their Stockholder Meeting. Investors and Security Holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by New PAETEC with the SEC when they become available at the SEC’s website at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to PAETEC – 1 PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York, 14450, and Attn: Investor Relations.

Information regarding the identity of persons who may under the SEC rules be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transaction and their interest in solicitation will be set forth in the proxy statement of US LEC and in the registration statement that will be filed by New PAETEC with the SEC.

With that out of the way, I hope each of you has had a chance to review both US LEC’s Second Quarter 2006 results and the merger announcement with

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Moderator: Lyle Patrick

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PAETEC that we’ll release prior to the market opening this morning. They are both available on the US LEC website at www.uslec.com and the merger release is available on PAETEC’s website at www.paetec.com. For those who cannot listen to the live broadcast, a telephone replay will be available through the close of business on August 17 and replay via webcast will be available through September 14. In addition, there’s a slide presentation on both company’s websites that we will use to discuss the merger.

Now I will turn the call over to Aaron Cowell, CEO of US LEC.

Aaron Cowell:

Thanks Lyle. I know everyone is anxious to talk about the merger so Lyle and I will quickly touch on US LEC’s major successes during the quarter and then we’ll move on to discuss the merger with PAETEC and have Q&A.

During the Second Quarter, we increased end customer revenue to $92.5 million, a 14% increase over the Second Quarter of 2005. The increase in end customer revenue was primarily the result of – first, growing our business class customer base to nearly 27,800 customers. We also had strong growth in deployed customer channels adding over 52,000 new customer channels during the quarter – a good indication of continuing sales traction.

Second - we continued our success in retaining customers as we continued to pose our traditionally high customer retention rate from over 99% monthly. The ability to keep our high quality customer base happy is the hallmark of both our brand and our financial progress.

Third – we continued our focus on penetrating our customer base with additional services. Our products per customer rose to 5.1 products for organic customer in the Second Quarter, compared to 5.0 in the First Quarter f 2006.

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In addition, 43% of our business class customers buy six or more of our products.

In summary, we continue to grow our customer base – keep our customer base on our network and sell them more products. The result is 14% growth in end customer revenue on a year-on-year end basis.

On the IP front – our MPLS-VPN product is now near full deployment throughout our network and we’re excited about the strong revenue opportunities that it provides. Also Dynamic-T – with all of its related products, such as, Big Voice, Big Data, the Dynamic-T Set – is now in just over half of our 27 switching centers – and we plan to expand that product set even further by leveraging our soft-switch deployment.

Our Ethernet local loop product is now in over half of our switching facilities and we anticipate it’ll be available nearly network-wide by year end.

Finally, as of the end of the Second Quarter, we had 13 soft switches deployed and we expect to have a total of 18 soft switches deployed in our 27 central offices by year end. Having these switches deployed means lower CAPEX and OPEX spending and additional product opportunities for the company.

On that note, I would like to turn the session over to Lyle Patrick, our Chief Financial Officer.

Lyle Patrick:

Thanks, Aaron. As we stated in our Press Release this morning, our total revenue for the Quarter was $106.7 million representing a $4 million increase over the prior Quarter and $11.4 million increase over the Second Quarter of 2005. In customer revenue – our revenue from voice and data MRCs plus US LEC to end customers increased by $11.1 million or 14% year over year and

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customer revenue accounted for over 87% of total revenue versus 85% for the same Quarter in 2005.

Inter Carrier Compensation, which is comprised primarily of carrier access and reset comp, decreased by $1.5 million from the Second Quarter of 2005. Carrier Access Revenue at $7.4 million represented only 7% of total revenue and reset comp at $2 million represented only 2% of total revenue. For the balance of the revenue screen – wholesale revenue continues to be around 2% of our total revenue for the Quarter and MRCs from ILECs and IXCs accounted for the remaining 2% of our total revenue.

Moving on to Gross Margin and Network Cost – we achieved gross margins of over 50% during the Quarter, which for the past several years has been the average percentage achieved over a rolling 12-month period.

Below the Gross Margin Line – we’ve also been very careful to continue to balance the need for investing in our organization to grow the business while continuing to focus on cost control. We have worked hard at controlling our costs and our efforts have been rewarded. SG&A for the Second Quarter of 2006 was 37% of total revenue versus 38% in the Second Quarter 2005.

Finally, Adjusted Dividend for the Quarter was over $15 million compared to $12.2 for the same quarter in 2005 representing a 23% growth in adjusted dividend during that time. As important, this was the seventh consecutive quarter that adjusted dividend increased over the prior quarter – again demonstrating our sustained growth and execution.

Liquidity is always on the top of our list as we look at the balance sheet. We ended the Quarter with $35.4 million in cash after a $9 plus interest payment

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on April 1. Capital Spending represented by cash paid during the Quarter was $6.9 million.

Finally, US LEC settled its Inter-exchange carrier access revenue dispute with Quest Communications Corporation. This settlement ends the litigation on the matter between the companies and as a result of the settlement US LEC anticipates no additional charges above those previously disclosed in our Form 10-K for the period ended December 31, 2005.

We are very pleased to have this issue resolved and to move on with the business at hand —as Aaron said at the offset, “another strong Quarter”. With that, I will turn the call over to Rick Aab, US LEC’s Chairman.

Richard Aab:

Thank you, Lyle. Good morning everyone. This is indeed an exciting day for us. By now I’m sure that most of you have seen that US LEC and PAETEC have announced a definitive merger agreement to combine our two companies in a $1.3 billion transaction. I hope you’ve had a chance to read through the Press Release. There’s also a presentation available on both companies’ websites which we will go through on today’s call.

This exciting strategic combination will create a stronger provider of business communications services. The merger of US LEC’s and PAETEC’s highly complimentary companies will have substantial benefits for customers. It will also offer shareholders of both US LEC and PAETEC the opportunity to participate in the upside potential of the combined company. This is a transformational event for us.

Before I give the floor to Arunas, I want to take a little time to express my appreciation to Aaron for his hard work, dedication, and leadership during his tenure as US LEC’s CEO. Aaron has decided to pursue other opportunities

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Moderator: Lyle Patrick

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following the closing of the merger, however, until that time he’ll continue in his current capacity leading US LEC as its CEO.

At this time, I’d like to turn the call over to Arunas Chesonis, PAETEC’s Chairman, President and Chief Executive Officer, who will give you an overview of the transaction.

Arunas Chesonis:	Thank you, Rick. Good morning, everyone, and thank you for joining us today to hear about this exciting combination of PAETEC and US LEC. I share Rick’s enthusiasm for this compelling combination.

As many of you know, Rick and I have worked together in the past and we share a common vision for the industry. We are both firm believers in the similar business models we have developed. As a result, our two companies are extremely complimentary and compatible from an operating, financial, geographic and technological perspective. In addition, our combination represents a tremendous opportunity for long-term growth.

Medium and large enterprises and institutions are increasingly looking for partners capable of delivering the range of communication services that we provide while at the same time giving them the level of customer service they deserve. The New PAETEC will be ideally positioned to accomplish this objective.

Now we’re going to walk you through our presentation, which is available on both companies’ websites.

Beginning on Slide 3, you will see under the Terms of Agreement, PAETEC and US LEC will become wholly owned subsidiaries of a new publicly owned holding company called New PAETEC. Upon completion of the transaction,

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Moderator: Lyle Patrick

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New PAETEC expects to be listed on NASDAQ under the ticker CLEC. Keith Wilson, our CFO, will describe the financial structure of the transaction in more detail a little later in the presentation.

Based on US LEC’s closing stock price since Friday, August 11, the total enterprise value of the new company will be approximately $1.3 billion. Upon the close of the transaction, the new company will be headquartered in Fairport, New York and will maintain US LEC’s and PAETEC’s operations in major locations including Charlotte, North Carolina, Metro Philadelphia, and Orange County, California.

The Board of Directors of the new holding company will be comprised of nine directors — six members to be nominated by PAETEC and three to be nominated by US LEC. Additionally, the management breakdown at the new company will be as follows: I will assume the position of the combined company’s Chairman and Chief Executive Officer. Rick Aab will become Vice Chairman. Current PAETEC CFO, Keith Wilson, and PAETEC’s COO, EJ Butler, will keep their respective roles in the New PAETEC. Lyle Patrick, US LEC’s current CFO, will become Executive Vice President of Integration. US LEC and PAETEC have committed financing from Deutsch Bank Securities Inc., Merrill Lynch and CIT, which Keith will discuss with you later as well.

Finally as for timing, we anticipate that the transaction will close in the Fourth Quarter of 2006, subject to approval by a majority of US LEC and PAETEC shareholders, as well as other closing conditions and regulatory approvals which are detailed in the Press Release. Of course, cost savings synergies are a significant element of the strategic rationale for the merger – we’ll describe them to you in greater detail later in the presentation.

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Moderator: Lyle Patrick

08-14-06/9:00 am CT

Confirmation #4572930

Now as you can see on Slide 4, US LEC and PAETEC have highly complementary geographic footprints. The combined company creates one of the strongest providers on the East Coast. It will also have a presence in significant markets in the Midwest and Western US.

In addition to the clear network overlap, where we have identified significant cost savings and operational synergies, there is a tremendous cross selling opportunity for both companies to share and better service our customers. For example, currently some of each company’s best national customers have certain geographical gaps in our service areas. Through this merger we will now be able to provide a more comprehensive offering.

Let’s turn now to the strategic rationale of the transaction on Slide 5. Since most of you have followed the evaluation of the industry closely, you can see that the strategic rationale is compelling. It is reflected in the financial benefits we will derive.

On a pro forma basis our company will have nearly $1 billion in revenue. From an earnings standpoint, we expect adjusted EBITDA of $187 million and free cash flow of $109 million, both inclusive of $25 million in first year synergies. By free cash flow we mean EBITDA minus CAPEX.

In addition to our increased scale, we have identified redundancies in our two networks which, given their compatibility, are easily integrated. There are also significant savings to be derived from redundancies in corporate overhead and infrastructure. Based on our due diligence, we are expecting $25 million in synergies in the first year after closing and an annual run rate of $40 million in the years following.

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Moderator: Lyle Patrick

08-14-06/9:00 am CT

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Moving to Slide 6, the combination of both PAETEC’s and US LEC’s Customer Comes First will strengthen the combined company’s ability to effectively compete in the marketplace. Each of our companies has a successful operating track record, experienced management team and internal expertise in all aspects of communications and applications. Together, US LEC and PAETEC have a great opportunity to expand our platform for growth and innovation, and as we said earlier, our expanded footprint and enhanced customer base present terrific opportunities for cross selling these products and services.

As I mentioned, the combined scale and scope of the new PAETEC will force an enhanced footprint in these regions which in we already excel. It will also create new opportunities to expand and focus on vertical industries that have greater potential.

On a pro forma basis, the combined company will have approximately 2.1 million access lines, honor the service needs of over 45,000 enterprise customers, and occupy a presence in 25 of the top 50 MSAs and 52 of the top 100 MSAs in the US. I am confident that together we will be even stronger. By leveraging our technology, resources and geographic reach, we will deliver substantial long-term value and service to our customers and shareholders.

With that, I’ll turn the call over to PAETEC’s CFO, Keith Wilson, for further discussion about the financial details.

Keith Wilson:	Thank you Arunas. I’m now on Slide 7 of the presentation.

In combining privately held PAETEC and publicly traded US LEC, we have structured a transaction that we believe is in the best interest of the shareholders of both companies. Under the terms of the transaction, US LEC

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Moderator: Lyle Patrick

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and PAETEC will become subsidiaries of a new holding company and US LEC’S and PAETEC’s shareholders will become shareholders of this new holding company.

The market will determine the value of US LEC’s outstanding shares from day to day. In making that determination, the market will take into consideration the fact that US LEC shareholders will own approximately one-third of the shares in the new holding company and that PAETEC’s security holders will own approximately two-thirds of the new holding company. The market will also take into account that presently outstanding rights to acquire shares in both US LEC and PAETEC are included in that price.

Upon closing, US LEC shareholders will be entitled to receive one share in the new holding company in exchange for each share of US LEC that they currently own, and PAETEC shareholders will be entitled to receive 1.623 shares in exchange for one share that they currently own in PAETEC.

Based on the presently outstanding options and other rights to acquire shares in the two combining companies, these exchange ratios will entitle current US LEC shareholders to receive 35 million shares and current PAETEC shareholders to receive 71 million shares in the new holding company. Also, the transaction has been constructed so that it is tax free to shareholders of both companies.

On the right hand column of Slide 7, we provide data regarding pro forma valuation of the new PAETEC, including equity value, net debt, enterprise value and our adjusted EBITDA calculations. Through this structure, we believe that we are providing considerable value to the shareholders of both companies today and even more importantly, the opportunity to participate in long-term upside potential of the powerful combination.

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I’m going to walk through slide 8 next. Really slides 8, 9 and 10 show comparisons of peer companies in the competitive space. In terms of revenue and revenue growth, EBITDA and free cash flow, our pro forma calculations show that the new PAETEC is well positioned in the marketplace. Both of our companies are proud of the staying power and success we have achieved during a somewhat volatile environment for communications companies in the last several years.

If you go to Slide 11, the business strategy, as communications solutions providers, this merger creates substantial opportunities for both companies’ customers, and will continue to strengthen our respective customer focused strategies to effectively serve medium and large enterprises and institutions in our respective geographic markets. We will also have an intense focus on strategic industry vertical markets that both of us have excelled in. Both US LEC and PAETEC have earned recognition over the years for our customer service models and superior customer retention and that will continue to be a hallmark of the new PAETEC.

Combined, our models translate into accelerated growth. Through this combination we’ll have deepened our penetration within each existing footprint, cross selling a broader range of products and services, and leveraging similarly architected facilities based networks to maximize the combined operating efficiency and network costs. Furthermore, we anticipate generating strong financial results by focusing on end customer revenue growth while maintaining efficient network operations and back office operations.

Slide 12 shows US LEC and PAETEC in a side by side comparison. We believe that the highly complementary approaches to the business and

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resources can be leveraged to add value for our customers and facilitate a smooth and seamless integration. US LEC and PAETEC will only be further enhanced with the integration of the other. We have similar facilities based infrastructures and customer sales models. We also have a strong management team and commitment to customer retention as evidenced by our low churn rates. Our companies are clearly outstanding matches for each other and for our customers.

The logos on Slide 13 highlight some of the great customers US LEC and PAETEC have been fortunate to build solid relationships with. These names illustrate our wide diversity of enterprise and institutional customers. These blue chip, medium and large customers are the best evidence of the value of our business model and the desire of quality customers to partner with providers like PAETEC and US LEC.

Slide 14 talks a little bit about the expected synergies of the transaction. We believe that we’ll be able to achieve synergies quickly and efficiently as detailed on Slide 14. We expect the transaction to provide substantial benefits for the shareholders of the combined company and significant value creation through identifying highly achievable cost savings. We are in the process of assembling an integration team made up of folks from both organizations led by Lyle Patrick, and including those respective teams.

Based on our due diligence we expect to achieve $25 million in cost savings in the first year after closing and $40 million on an annual run rate basis beginning in 2008. As facilities and operations are consolidated, a substantial portion of network cost synergies and capital expenditure savings are expected to come from increased sales and the smooth integration of the companies’ state of the art network operations and IT.

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Additional savings are expected to result from combined staff functions and elimination of a significant amount of SG&A expense that would be duplicative in a combined company. Additionally these synergies do not include the potential credible revenue synergies that we believe could be realistically achieved in the near-term.

If you turn to Slide 15, Arunas mentioned we’ve secured financing on the transaction. You can see that US LEC and PAETEC will finance the transaction through a combination of debt and cash on hand. Deutsche Bank, Merrill Lynch and CIT have provided a full commitment for $850 million of the financing for the transaction, which includes refinancing of both company’s debt, [the repurchase of] US LEC Series A Preferred Stock and an unused $50 million revolver.

US LEC has entered into an agreement to repurchase its outstanding Series A Preferred Stock held by Bain Capital and Thomas H. Lee partners at a price which reflects a $30 million discount to its then accretive value, which would be approximately $268 million as of December 31, 2006, net of discount. Upon closing, this transaction would eliminate US LEC’S convertible preferred stock due April 2010.

It’s important to note that with this strong cash flow, our combined company is expected to generate, the new PAETEC will have the resources to execute a debt reduction plan that will maintain the quality of our balance sheet and capital structure.

If you turn to Slide 16, for our friends in the analyst community who are modeling the transaction, we are including Slide 16, the last 12 month financials for US LEC and PAETEC separately and as a combined company on a pro forma basis.

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With that discussion of financials, let me turn the call back over to Arunas to summarize the highlights of the transaction before we take your questions.

Arunas Chesonis:

Thanks Keith. This combination clearly has a strategic and financial rationale to create long-term value for our shareholders, customers and employees. We are confident that the new PAETEC has the strategy, growth platform, technology and resources to service our customer base of medium and large enterprises and institutions.

New PAETEC will be one of the fastest growing communications providers in the US. We will also generate nearly $1 billion revenues, $187 million in adjusted EBITDA and $109 in free cash flow. We will have an expanded footprint and broader product portfolio, and will drive $40 million in synergies annually as a result of increased scale and scope.

With that, I would like to turn the call over to the operator and open it up for Q&A.

Operator:	As a reminder, if you would like to ask a question press star then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question is from Ari Moses with Kaufman Brothers.

Man:	Hi Ari, how are you doing?

Man:	Ari?

Operator:	Ari, your line is open.

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Man:	Why don’t we go to the next question?

Operator:	Okay, your next question is from Frank Louthan with Raymond James.

Frank Louthan:	Okay, good morning. Just real quickly I would assume that you anticipate being leveraged free cash flow positive as well with the debt.

And then are there any terms with the first or second lien debt that you guys did on PAETEC side, that you guys just raised, that need to be negotiated with the debt holders as far as the approval?

And I was just curious what additional consideration, if any, is given to the preferred holders at US LEC and where does that - where will that fit into the capital structure going forward? Thank you.

Keith Wilson:	Let me see, I guess we’ve got three questions. First, will we be fully leveraged free cash flow and the answer is yes.

Second, the anticipation — and Frank this is Keith — on our recently raised financing is that we’ll refinance that entire security as opposed to leaving that in place and looking for a restructure. And there are certain contingencies on that, primarily the second lien piece. But we’ve worked those into the transaction costs.

And I think the third question was any preferential treatment on the preferred securities – they are going to be eliminated in the transaction.

Lyle Patrick:	Yeah, at a $30 million discount.

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Frank Louthan:	So what are they being given? Are they being bought out for cash or are they being given any equity in the company?

Man:	They are being bought out for cash, Frank.

Keith Wilson:	Yeah, if you look at the sources and uses I think on 15, Frank, it walks through that. But the preferred will come out in cash. The notes will be refinanced as well as all of PAETEC’s debt.

Frank Louthan:

Okay great. And then just one operational question. Will you be - I assume on the PAETEC side, you’re still using all special access and not using any UNE Ts. Is any part of the synergies or benefits going forward, with some of the new/a little more regulatory certainty on those access units, will you be continuing to use those similar to US LEC or integrating that into the mix? Or will that be all special access going forward.

Arunas Chesonis:	I think Frank, this is Arunas. That’s one of the things that we’ll be looking at the next several months with both network planning teams, and seeing the best way to optimize that.

Keith Wilson:	What I will tell you Frank, in the 25 and 40 there is no assumed expansion outside of the US LEC territories for that platform utilization.

Frank Louthan:	Okay great. That’s very helpful. Thank you.

Operator:	Your next question is from Romeo Reyes with Jefferies and Company.

Man:	Hi Romeo.

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Operator:	The next question has been withdrawn. Your next question is from Donna Jaegers with Janco Partners.

Donna Jaegers:	Hi, can you hear me?

Man:	Yes we can Donna.

Donna Jaegers:	Two for two, or two for four at least. Congratulations on your quarter and this announcement. What are the terms of the new bank debt and can you talk a little about the lock up of the larger holders?

Keith Wilson:

Donna as it relates to the bank debt, yeah we haven’t released the terms of that. We will - the basic structure is going to be a $625 million first lien or term loan. It will be a $175 million second lien with a $50 million undrawn revolver. But as it relates to rate, I’d prefer not to put anything out there. I can tell you that it’s very fair market terms, consistent with a number of the deals that have been priced recently, so.

Donna Jaegers:	Probably floating rates?

Keith Wilson:	It will be a floating rate security and our anticipation is that there will be some fixed component requirements on that as well.

Donna Jaegers:	Okay.

Keith Wilson:	The deal is fully underwritten though.

Donna Jaegers:	Great.

Keith Wilson:	So, very little market risk. It’s just a matter of price.

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Donna Jaegers:	All right. And then any lock up provisions for Bain or any of the larger holders on - of the equities?

Keith Wilson:

Again, the preferred shareholders on the US LEC side will be taken out in their entirely. So they won’t be holders of the equity going forward. And we have pretty widely dispersed equity account outside of those players.

Donna Jaegers:	Well, you’ll still have Madison Dearborn and Thomas E. Lee - Thomas H. Lee I think.

Keith Wilson:	Thomas H. Lee will be out. We’ll have Madison Dearborn and the Blackstone Group will be shareholders but they will be around the 5% range of the combined company, each respectively.

Donna Jaegers:	Okay, thank you.

Operator:	Your next question is from Romeo Reyes with Jefferies and Company.

Romeo Reyes:	All right, can you hear me this time?

Man:	We got you.

Romeo Reyes:

Okay, good, I got you. Okay, I don’t know if you went through this. I got cut off a little bit. But can you go through, you know, the different components of the synergies of the $40 million that you hope to achieve, you know, how much of that might be payroll versus network grooming versus a real estate, if you can go through that?

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And then, secondly, still with respect to the synergies, can you give a sense of how much it’ll cost to implement the synergies in terms of total cash outlay for severance and other things like that, how much in cash outlay you have to put out to achieve the synergies?

Keith Wilson:

Yeah, Romeo, I think those are really good questions. I think at this point we’re not going to break the synergies down to that level of specificity. You know, I can tell you we’ve done a tremendous amount of work and we have a lot of optionality in the various synergy assumptions to look at where we can maximize both the cost reductions but also where we can also enhance the revenue growth opportunities for the company.

So I don’t think it would be fair to lay out specific breakouts between, you know, SG&A versus network versus CAPEX because I think it’s going to be variable in terms of how each of the companies perform and that as we bring the companies together, where we can maximize really the balance of growth versus cost, you know, cost basis reductions.

So again, I don’t think we’re trying to be squirrelly here but we’re looking at about – if you put it in context, you’re looking at about 2.5% of $1 billion in revenues for the first year and for the second year, it’s about 4%. So the synergy assumptions here are very modest and we believe very conservative.

Romeo Reyes:

Yeah, they seem achievable. It’s a little bit, I guess, around 7% of the total expenses for the combined entity so it doesn’t seem that aggressive at all. Congratulations on the deal. Are they any other CAPEX synergies that you can talk about at this point or is that included in the $40 million?

Keith Wilson:	No, actually in the 25 and 40, those are not inclusive of CAPEX synergies. We do believe that we’ll see some benefit in year one but, you know, those are not

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going to be big numbers because of the accelerated growth of both of the organizations.

Romeo Reyes:	Very good guys. I’ll see you guys next month.

Keith Wilson:	Thanks Romeo.

Operator:	Your next question is from (Jonathan Shieldacrock) with Jeffries.

Keith Wilson:	(Jonathan)?

Operator:	(Jonathan), your line is open.

Keith Wilson:	Let’s try the next one, Operator.

Lyle Patrick:	Yeah, we’ll come back to (Jonathan).

Operator:	Your next question is from (Anton Anacus) with Morgan Stanley.

(Anton Anacus):

Yes, good morning. Two quick ones, one really has to do more with synergies. I’m not sure how much detail you’re willing to go into at this point, but in terms of your special access agreements, have you been able to tell with certain of the Bell operating companies, you know, one of the merging entities has perhaps a slightly better, you know, set of economics and perhaps there’s some gross margin benefits that could be reaped going forward by having the combined entity, you know, opt into this more advantageous contract.

And secondly, I believe US LEC had something in the neighborhood of $300 million by way of NOLs. I’m curious what the change of control will do to that

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deferred tax asset, and what’s your best guess as to the NOL carrying forward, you know, pro forma from the merger? Thanks.

Keith Wilson:

As it relates to the NOLs, we’re still working on really the 382 calculations. As you know, those are pretty complex. I think what you will see, both entities have sizable NOLs. Through PAETEC’s recap, we had some restrictions placed on the access of our NOLs, and through this transaction we’ll see some restrictions on the NOLs over at US LEC, but I don’t think it would be fair for us to represent to you what that number is yet but yes, we will see some restrictions on those. And we’ll provide you data as we get that information in the future.

And then I think as it relates to special access…

Arunas Chesonis:

Well I think the question is on the impact that the mergers have had on our opportunities to drive extra network synergies. When you look at the impact Verizon and MCI have had moving together and SBC and AT&T, they’ve come at us very aggressively. We’re large customers of all of those organizations and it has been very good for us to work with them over the past couple of months, so we see that continuing.

(Anton Anacus):	Do you have a sense for the relative economics of the US LEC special access contracts versus PAETEC special access contracts?

Man:

I think when we looked at that the original due diligence, since our volumes are a bit larger, we were able to generate larger discounts with our commitments. I think combined they will be even better.

(Anton Anacus):	Thanks very much. That’s helpful.

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Operator:	Your next question is a follow up from Ari Moses with Kaufman Brothers.

Ari Moses:

Hey, I guess I missed my earlier question so it will be my first. A couple of quick things, one in terms of the sales effort and kind of the customer focus, if I look at the numbers based on – it looks like the revenue per customer from PAETEC is about twice, I mean a little more than twice the $3,000 per month range compared to US LEC’s $1100 or $1200.

So first, am I getting those numbers right? If so, you know, I’m assuming that speaks to the type of customer, size of customer that are being targeted. How is the combined targeting going to be directed, you know, where is the strategic focus and how does that play into the combined sales force of, obviously, I believe you both are big users of both direct as well as the channel for selling. How is that going to be integrated? And then one more follow up after that.

Keith Wilson:

Yeah, I mean, I think, Ari, the first point, and I wouldn’t jump to conclusions as you sort of strike those numbers. If you look at the average revenue per customer or per unit for PAETEC and BellSouth territory, it’s not significantly more that what you see in the US LEC base today. And so there’s a little bit of function of how you can drive revenue streams, you know, if no local measured service in the BellSouth territories.

So it’s a little bit of apples to oranges if you look at the different customer metrics. Again, these are averages and so it’s not necessarily a perfect number. I think that if you look at the PAETEC customer base we may have a greater propensity of customers in that five to seven T range where the US LEC team may have a great propensity in the two to three range and bring the averages a little bit offset.

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Some of that may be a function of the markets, some of it may be a function of the territories. Some of it is just a function of the product set and initiatives. And we see real opportunity, really on both sides using the skill sets and the best of breed techniques that US LEC forces use in their markets and using that, you know, where we have a footprint and likewise.

I think one of the things, as an example, we have our in-house software product that US LEC hasn’t had. We do have a CPE function that US LEC hasn’t had and they do have a more robust data product set which is really going to be additive to what PAETEC has been doing.

So I think we’re looking at this and we’re really excited about the opportunities on the top line by leveraging each of the respective sales forces.

Ari Moses:

Okay, great, very helpful. One more, I just don’t know the answer to this question from the PAETEC perspective, in terms of last mile fiber assets, are those PAETEC printer fiber assets? I believe US LEC does not as far as last mile and if so, kind of what’s the footprint? If not, what is the kind of continued go to market strategy for acquiring/leasing those assets? Is that something that you’d be pursuing?

Man:

Right now, that’s no less mile fiber in the PAETEC network. I think we’re going to continue with what we’ve been doing the past several years and we’re going to be opportunistic about areas for us to invest in last mile facilities, both wire line and wireless, as they become available to us.

Ari Moses:	Okay, great. I appreciate the questions. Thanks.

Man:	Thanks Ari.

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Operator:	Your next question is from (Ted Leavy) with Excel Securities.

(Ted Leavy):	My questions have been answered but I just want to tender my congratulations to all parties involved. Thank you.

Man:	Thanks (Ted).

Man:	Thanks very much (Ted).

Operator:	Your next question is from (William Hitchcock) with (December Capital).

(William Hitchcock):	My question has been answered as well and again, our many congratulations. We look forward to seeing the combined results here. Thank you.

Man:	Thank you sir.

Man:	Thanks (Bill).

Operator:	Your next question is from (Demetri Transulitis) with Wachovia.

(Demetri Transulitis):	Thank you. Good morning. Is there a break-up fee involved for either party and if so how much?

Man:	There is, it’s fairly modest, but it’s driven by, you know, Delaware law and on the PAETEC side, $6 million and on the US LEC side, three.

(Demetri Transulitis):	I’m sorry, three?

Man:	Yes.

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Man:	Yes.

(Demetri Transulitis):	And looking at the US LEC bonds, it appears to me that they need to be redeemed prior to the closing of the transaction. Is that correct?

Lyle Patrick:

Basically, I think a lot of things will go concurrent. We’re still looking at exactly, (Demetri), how we’re going to go at the bonds. We’re clearly going to refinance them but is that a redemption, rollover, you know, any other form of takeout we haven’t established yet.

(Demetri Transulitis):	Great, thank you very much.

Operator:	Your next question is a follow up from (Guy Najakas) with (Genco Partners).

(Guy Najakas):

Hi, I just had two quick follow ups. On your – I know you guys have leases, I’m assuming, on your long haul connections. What’s the term of those leases and this should give you some synergy I’m thinking with the greater scale.

Arunas Chesonis:

Yeah. At PAETEC we’ve had long term, our use of Global Crossing. The lease rates are very inexpensive, compared to even higher new purchases several years ago. The combined scale is going to give us an opportunity to negotiate with some other providers lower rates for both long haul whether they’re leased or our new type purchases, so we’re going to be looking at that the next few months.

(Guy Najakas):	Great. And then any comment on – I know you guys mentioned that you’ll have a fairly high retention rate. What’s the average length of customer contracts with the combined company?

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Man:

The average customers that are currently on contract average about three years or 36 months. I will say that, because of the low term rates and the high renewal rates, that customer lives tend to be significantly longer than that.

Lyle Patrick:	And (Guy), this is Lyle. We would echo that on US LEC’s side.

(Guy Najakas):	Great. Alright, thanks guys.

Operator:	Your next question is a follow up from (Jonathan Shieldacrock).

Lyle Patrick:	(Jonathan)?

(Jonathan Shieldacrock):	Can you hear me this time?

Lyle Patrick:	We got you.

Man:	Yes we can.

(Jonathan Shieldacrock):

Fantastic. Congratulations on the transaction and on the quarter. I was wondering if you could talk a little bit about some of the systems and back end integration. I know that US LEC had some pretty sophisticated sales and customer interfaces. I’m not as familiar with PAETEC’s back end and customer interfaces.

Maybe if you could tell us a little bit about how the sales operations and customer facing operations might integrate. Additionally, if you could give us a little color on how you might use what seems to be even post-leverage substantial cash flows on a go forward basis.

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Lyle Patrick:

Hey (Jonathan), this is Lyle. Let me start since that’s going to be my role basically starting tomorrow as the integration planning of the company. Honestly, we’re just not there yet. We believe there’s going to be best of breed, that we’re going to clearly have some systems and some processes that work at US LEC, and they’re going to have some at PAETEC, and we’re going to have to put them together and literally come out with the best of the two.

But that’s besides being a CFO here until we close, that’s the role I’ve been asked to head up with, obviously, teams from both sides and then we’ll be ready to roll out after close the combined entity.

Arunas Chesonis:

I mean, we do think Lyle’s going to have an easier time maybe with some of the mergers. Again, we want to remember the bigger picture – that we’re both using Lucent, Cisco, Alcatel infrastructure. We both service customers in a similar way. We both have (Metasolv) TBS platform as the core OSS system and billing is very similar.

So I think, not that we’re going to make it easy on Lyle, but I think it’s going to be much more straightforward than you’ve seen in other integration projects.

(Jonathan Shieldacrock):	Great, and on the cash flow side?

Man:

Yeah, I mean as it relates to the cash flow, (Jonathan), I think you know both of us, we’re both fairly conservative organizations. I think our goal is to make sure that we continue to have adequate debt reduction but at the same time for folks who do know PAETEC, I mean the southeast has always been an area of great interest for us.

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But we do have other geographies that we touch and we’ll look to continue to opportunistically take advantage of, you know, either organic geographic growth or inorganic growth. But I think we’re going to look at the best return on our capital for our shareholders and look at all the different options for us, including debt reduction and just maintaining a prudent balance sheet.

(Jonathan Shieldacrock):	Okay. Thanks again for taking the questions.

Operator:	Your next question is a follow up from (Guy Najakas) with (Genco Partners).

(Guy Najakas):	Last question, on PAETEC can you give us some idea of what sort of revenue growth you guys have been showing since we haven’t seen anything since the S-1s?

Keith Wilson:	Yeah, for the second quarter we had just shy of 15% growth.

Man:	So north of sort of mid-20s EBITDA growth from second quarter to second quarter.

(Guy Najakas):	Okay, thank you very much.

Man:	You bet.

Operator:	At this time we have no further questions.

Lyle Patrick:	With that then I think we’ll turn it over to Mr. Aab here for concluding remarks.

Richard Aab:	I’d like to thank everyone for their questions and interest in US LEC and PAETEC. Given the interplay on the call I think you can see why we believe

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that this strategic combination will deliver substantial long term value for shareholders, customers and employees of both companies.

We truly believe this is a defining moment for both US LEC and PAETEC, and we are very eager to begin realizing the many opportunities that our new larger company will create. So together we can set some new standards, we believe, for excellence in the communications industry, and thank you for your interest in our call.

Operator:	Thank you for joining today’s conference call. You may now disconnect.

END

Investors and security holders of US LEC may obtain free copies of the proxy statement (when it becomes available) by writing to US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, Attention: Investor Relations or by telephoning us at (704) 319-1189.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication, and other statements that US LEC or PAETEC may make, may contain forward-looking statements, which involve a number of risks and uncertainties. US LEC cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving US LEC and PAETEC, including future financial and operating results, New PAETEC’s plans, objectives, expectations and intentions and other statements that are not historical facts.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in US LEC’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations. US LEC undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.